APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Queen's Gambit Games

Profit and Loss

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Travel	0.00
Lodging and Transportation	949.20
Total Travel	**949.20**
Advertising & Marketing	665.02
Taxes & Licenses	0.00
Annual Filing Fees	550.00
Total Taxes & Licenses	**550.00**
Legal & Professional Services	0.00
Legal Services	248.00
Total Legal & Professional Services	**248.00**
Website Design and Maintenance	217.85
Dues & Subscriptions	203.00
Client Acquisition Costs	0.00
Meals	133.53
Total Client Acquisition Costs	**133.53**
Bank Charges & Fees	0.00
Total Expenses	**$2,966.60**
NET OPERATING INCOME	**$ -2,966.60**
Other Income	
Dividend Income	0.33
Total Other Income	**$0.33**
Other Expenses	
Amortization Expense	2,045.00
Depreciation Expense	210.00
Total Other Expenses	**$2,255.00**
NET OTHER INCOME	**$ -2,254.67**
NET INCOME	**$ -5,221.27**

Note

No Assurance is Provided on These Financial Statements

Queen's Gambit Games

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
DCU Business Checking	403.68
DCU Business Savings	100.33
DCU Checking -	0.00
DCU Savings -	0.00
Harvard Internet Checking -	0.00
Harvard University ECU -	0.00
Total Bank Accounts	**$504.01**
Total Current Assets	**$504.01**
Fixed Assets	
Computer Equipment	0.00
Cost	4,206.44
Accumulated Depreciation	-210.00
Total Computer Equipment	**3,996.44**
Total Fixed Assets	**$3,996.44**
Other Assets	
Organizational Costs (15 YR)	4,000.00
Accumulated Amortization	-2,045.00
Total Other Assets	**$1,955.00**
TOTAL ASSETS	**$6,455.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Apple Card - XXXX	0.00
East Boston Savings Bank -	0.00
Harvard Platinum Rewards CC -	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Additional Paid-in Capital (APIC)	11,676.72
Retained Earnings	0.00
Net Income	-5,221.27
Total Equity	**$6,455.45**
TOTAL LIABILITIES AND EQUITY	**$6,455.45**

Note

No Assurance is Provided on These Financial Statements

Queen's Gambit Games

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Amortization	2,045.00
Computer Equipment:Accumulated Depreciation	210.00
Apple Card - XXXX	0.00
East Boston Savings Bank -	0.00
Harvard Platinum Rewards CC -	0.00
Organizational Costs (15 YR)	-4,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,745.00**
Net Income	-5,221.27
Net cash provided by operating activities	**$ -6,966.27**
INVESTING ACTIVITIES	
Computer Equipment:Cost	-4,206.44
Net cash provided by investing activities	**$ -4,206.44**
FINANCING ACTIVITIES	
Additional Paid-in Capital (APIC)	11,676.72
Net cash provided by financing activities	**$11,676.72**
NET CASH INCREASE FOR PERIOD	**$504.01**
CASH AT END OF PERIOD	**$504.01**

Note
No Assurance is Provided on These Financial Statements

Queen's Gambit Games

Profit and Loss

January - December 2020

	TOTAL
Income	
PayPal Sales	380.00
Total Income	**$380.00**
Cost of Goods Sold	
Shipping	224.90
Total Cost of Goods Sold	**$224.90**
GROSS PROFIT	**$155.10**
Expenses	
Legal & Professional Services	5,833.33
Bank Charges & Fees	25.00
PayPal Fees	21.33
Total Expenses	**$5,879.66**
NET OPERATING INCOME	**$ -5,724.56**
Other Income	
Dividend Income	235.48
Interest Income	10.36
Total Other Income	**$245.84**
Other Expenses	
Amortization Expense	5,000.00
Depreciation Expense	1,346.00
Total Other Expenses	**$6,346.00**
NET OTHER INCOME	**$ -6,100.16**
NET INCOME	**$ -11,824.72**

Note
No Assurance is Provided on These Financial Statements

Queen's Gambit Games

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
DCU Business Savings	140,396.48
Haverhill Bank Money Market	20,010.36
PayPal Bank	7,998.47
DCU Business Checking	4,787.02
Haverhill Bank Checking	2,484.30
MVCU Checking	358.67
PayPal Bank	15.70
DCU Checking -	0.00
DCU Savings -	0.00
Harvard Internet Checking -	0.00
Harvard University ECU -	0.00
PayPal	0.00
Total Bank Accounts	**$176,051.00**
Other Current Assets	
Inventory	32,166.31
Undeposited Funds	0.00
Total Other Current Assets	**$32,166.31**
Total Current Assets	**$208,217.31**

Queen's Gambit Games

Balance Sheet

As of December 31, 2020

	TOTAL
Fixed Assets	
Leasehold Improvements	0.00
Cost	35,704.30
Total Leasehold Improvements	**35,704.30**
Computer Equipment	0.00
Cost	9,421.44
Accumulated Depreciation	-1,556.00
Total Computer Equipment	**7,865.44**
Website Design	0.00
Cost	1,537.98
Total Website Design	**1,537.98**
Furniture & Fixtures	0.00
Cost	1,123.75
Total Furniture & Fixtures	**1,123.75**
Total Fixed Assets	**$46,231.47**
Other Assets	
Start-up Costs (15 YR)	0.00
Costs	19,540.20
Meals (S)	221.43
Total Start-up Costs (15 YR)	**19,761.63**
Organizational Costs (15 YR)	8,074.32
Retail Software (3 YR)	7,138.26
Amortized Lease Costs (5 YR)	4,349.99
Security Deposits	2,665.16
Accumulated Amortization	-7,045.00
Total Other Assets	**$34,944.36**
TOTAL ASSETS	**$289,393.14**

Queen's Gambit Games

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Apple Card - XXXX	0.00
East Boston Savings Bank -	0.00
Harvard Platinum Rewards CC -	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
MainVest - Principle	23,876.00
Total Long-Term Liabilities	**$23,876.00**
Total Liabilities	**$23,876.00**
Equity	
Common Stock	156,488.00
Owner's Investment	89,120.13
Additional Paid-in Capital (APIC)	36,955.00
Retained Earnings	-5,221.27
Net Income	-11,824.72
Total Equity	**$265,517.14**
TOTAL LIABILITIES AND EQUITY	**$289,393.14**

Note
No Assurance is Provided on These Financial Statements

Queen's Gambit Games

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,824.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Amortization	5,000.00
Computer Equipment:Accumulated Depreciation	1,346.00
Apple Card - XXXX	0.00
East Boston Savings Bank -	0.00
Harvard Platinum Rewards CC -	0.00
Massachusetts Department of Revenue Payable	0.00
Start-up Costs (15 YR):Meals (S)	-221.43
Organizational Costs (15 YR)	-4,074.32
Inventory	-32,166.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,116.06**
Net cash provided by operating activities	**$ -41,940.78**
INVESTING ACTIVITIES	
Furniture & Fixtures:Cost	-1,123.75
Website Design:Cost	-1,537.98
Security Deposits	-2,665.16
Amortized Lease Costs (5 YR)	-4,349.99
Computer Equipment:Cost	-5,215.00
Retail Software (3 YR)	-7,138.26
Start-up Costs (15 YR):Costs	-19,540.20
Leasehold Improvements:Cost	-35,704.30
Net cash provided by investing activities	**$ -77,274.64**
FINANCING ACTIVITIES	
Common Stock	156,488.00
Owner's Investment	89,120.13
Additional Paid-in Capital (APIC)	25,278.28
MainVest - Principle	23,876.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$294,762.41**
NET CASH INCREASE FOR PERIOD	**$175,546.99**
Cash at beginning of period	504.01
CASH AT END OF PERIOD	**$176,051.00**

Note
No Assurance is Provided on These Financial Statements

I, Charles R Morgridge, certify that:

1. The financial statements of Triskele Ventures Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Triskele Ventures Inc. included in this Form reflects accurately the information reported on the tax return for Triskele Ventures Inc. for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Charles R Morgridge*

Name: Charles R Morgridge

Title: President